J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, NY 10179	MORGAN STANLEY & CO. LLC 1585 Broadway New York, NY 10036	CITIGROUP GLOBAL MARKETS INC. 388 Greenwich Street New York, NY 10013

December 9, 2014

Re:	AVOLON HOLDINGS LIMITED
Registration Statement on Form F-1
Registration File No. 333-196620

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 6,972 copies of the Preliminary Prospectus issued December 1, 2014 and included in the Registration Statement on Form F-1, as filed on June 9, 2014 and as amended by Amendments No. 1 to 5 thereto, were distributed during the period from December 1, 2014 through 5:00 p.m., Eastern Time, December 9, 2014 to prospective underwriters, dealers, institutions and others.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of AVOLON HOLDINGS LIMITED for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Time on December 11, 2014, or as soon thereafter as practicable.

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Very truly yours, J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Citigroup Global Markets Inc. Acting severally on behalf of themselves and the several Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Eugene Sohn
Name:	Eugene Sohn
Title:	Vice President

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Garcia Belmonte
Name:	Lauren Garcia Belmonte
Title:	Vice President

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Gabriel Lepine
Name:	Gabriel Lepine
Title:	Vice President

[Signature Page to Acceleration Request (Equity)]